Independent Auditors' Consent

The Plan Administrator
Capital Accumulation Plan
For Employees of PFF Bank & Trust:

We consent to the incorporation by reference in the registration statements (No. 333-20337 and No. 333-65816) on Form S-8 of PFF Bancorp, Inc. of our report dated June 21, 2004 with respect to the statement of net assets available for benefits of the Capital Accumulation Plan for Employees of PFF Bank & Trust as of December 31, 2003, the related statement of changes in net assets available for benefits of the year then ended and the supplemental schedules, which report appears in the December 31, 2003 annual report on Form 11-K of the Capital Accumulation Plan for Employees of PFF Bank and Trust.

/s/  Scott, Bankhead & Co.

June 21, 2004